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                                                              Exhibit (a)(5)(ix)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

HAROLD CHAVEZ,
        Plaintiff,

     v.                                      C.A. No. 19174NC

STEPHEN D. MCDONALD; LAWRENCE M.
WATERHOUSE, JR.; STEVEN B. DODGE;
A. CHARLES BAILLIE; WENDY DOBSON;
LEO J. HINDERY, JR.; RICHARD J. RZASA;
JOHN G. SEE; JOHN M. THOMPSON;
TORONTO-DOMINION BANK; and
TD WATERHOUSE GROUP, INC.,

        Defendants.

                             CLASS ACTION COMPLAINT

     Plaintiff, by and through plaintiff's attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

                                  THE PARTIES

     1. Plaintiff Harold Chavez ("plaintiff") is the owner of common stock of TD Waterhouse Group, Inc. ("TD Waterhouse" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

     2. TD Waterhouse is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 100 Wall Street, New York, New York. TD Waterhouse is a provider of online investing services and related financial products to individual retail investors with operations in the United States, Canada, Australia, the United Kingdom, and Hong Kong. TD Waterhouse common stock trades on the New York Stock Exchange
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under the symbol "TWE."

     3. Defendant Toronto-Dominion Bank ("Toronto-Dominion") is a Canadian corporation with its principal executive offices located in Toronto, Canada. Toronto-Dominion is a Canadian bank with a network of branches and subsidiaries worldwide. Toronto-Dominion common stock trades on the New York Stock Exchange under the symbol "TD." As of October 10, 2001, Toronto-Dominion owned all approximately 88% of the Company's common stock. By virtue of its controlling stake in TD Waterhouse, Toronto-Dominion is in a fiduciary relationship with plaintiff and the other public stockholders of TD Waterhouse, and owes plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full and candid adequate disclosure

     4. Defendant Stephen D. McDonald ("McDonald") is and at all relevant times has been a director and Chief Executive Officer of TD Waterhouse. McDonald also serves as Vice Chairman of Toronto-Dominion.

     5. Defendant Lawrence M. Waterhouse, Jr. ("Waterhouse") is and at all relevant times has been a director of TD Waterhouse.

     6. Defendant Steven B. Dodge ("Dodge") is and at all relevant times has been a director of TD Waterhouse.

     7. Defendant A. Charles Baillie ("Baillie") is and at all relevant times has been Chairman of the Board of Directors of TD Waterhouse. Baillie also serves as Chairman and CEO of Toronto-Dominion.

     8. Defendant Richard J. Rzasa ("Rzasa") is and at all relevant times has been an Executive Vice President and director of TD Waterhouse.

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     9.   Defendant John G. See ("See") is and at all relevant times has been
Vice Chairman of TD Waterhouse. See also serves as a Senior Vice President of Toronto-Dominion Bank Financial Group.

     10. Defendant John M. Thompson ("Thompson") is and at all relevant times has been a director of TD Waterhouse.

     11. Defendant Wendy Dobson ("Dobson") is and at all relevant times has been a director of TD Waterhouse. Dobson is also a director of Toronto-Dominion.

     12. Defendant Leo J. Hindery ("Hindery") is and at all relevant times has been a director of TD Waterhouse.

     13. The defendants referred to in paragraphs 4 through 12 are collectively referred to herein as the "Individual Defendants."

     14. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of TD Waterhouse, and owe plaintiff and the other members of the class (defined below) the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS

     15. Plaintiff brings this action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of all shareholders of TD Waterhouse common stock, or their successors in interest, who are being and will be harmed by defendants' conduct described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

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     16.  This action is properly maintainable as a class action.

     17. The Class is so numerous that joinder of all members is impracticable. As of October 10, 2001, there were approximately 378 million shares of TD Waterhouse common stock outstanding owned by hundreds if not thousands of public shareholders.

     18. There are questions of law and fact which are common to the Class including, inter alia, the following:

          (a) whether defendants have improperly engaged in a course of conduct designed to benefit themselves at the expense of TD Waterhouse stockholders; and

          (b) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

     19. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     20. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

     21. Defendants have acted on grounds generally applicable to the Class with respect to


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the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                            SUBSTANTIVE ALLEGATIONS

     22. On or about October 10, 2001, Toronto-Dominion announced that it has offered to acquire all of the shares of TD Waterhouse common stock that it does not already own for $9.00 in cash per share. The offer is conditioned only upon Toronto-Dominion gaining 90% of the Company's common stock. Toronto-Dominion already owns 88% of the Company's outstanding common stock. Toronto-Dominion also stated that it would acquire any shares not obtained in its tender offer through a short-form merger transaction at the same $9.00 per share price.

     23. Toronto-Dominion has timed the proposal to freeze out TD Waterhouse public shareholders in order to capture for itself the Company's future potential without paying an adequate or fair price to the Company's public shareholders. TD Waterhouse stock is currently depressed and defendants are seeking to take advantage of the depressed price. TD Waterhouse common stock traded in excess of $9.00 per share as recently as August 13, 2001, and traded over $12.00 per share as recently as June of 2001.

     24. Toronto-Dominion timed the announcement of the proposed buyout to place an artificial lid on the market price of TD Waterhouse common stock so that the market would not reflect TD Waterhouse's improving potential, thereby purporting to justify an unreasonably low price.

     25. Toronto-Dominion has access to internal financial information about TD Waterhouse, its true value, expected increase in true value, and the benefits of 100% ownership of TD Waterhouse to which plaintiff and the Class members are not privy. Toronto-Dominion is using such


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inside information to benefit itself in this proposed transaction, to the detriment of the TD Waterhouse's public stockholders.

     26. Toronto-Dominion has clear and material conflicts of interest and is acting to better its own interests at the expense of TD Waterhouse's public shareholders. Toronto-Dominion has voting control of the Company and controls its proxy machinery. Toronto-Dominion has selected and/or controls all of the Company's directors, who are beholden to Toronto-Dominion for their offices and the valuable perquisites which they enjoy therefrom. At least five of the nine directors also are executive officers and/or directors with Toronto-Dominion.

     27. Toronto-Dominion is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, Toronto-Dominion and the Individual Defendants have breached and are breaching their fiduciary duties to the members of the Class.

     28. Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

     29.  Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

     A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

     B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

     C. In the event the proposed buyout is consummated, rescinding it and setting it aside

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or awarding rescissory damages to the Class;

     D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

     E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff's attorneys' and experts' fees;

     F. Granting such other and further relief as this Court may deem just and proper.

                                       ROSENTHAL, MONHAIT, GROSS
                                         & GODDESS, P.A.

                                       By:  /s/ Carmella P. Keener
                                          ------------------------------
                                          Suite 1401, Mellon Bank Center
                                          P.O. Box 1070
                                          Wilmington, DE 19899
                                          (302) 656-4433
                                          Attorneys for Plaintiff

OF COUNSEL:

CAULEY GELLER BOWMAN
 & COATES, LLP
One Boca Place
2255 Glades Road
Suite 421 A
Boca Raton, FL 33431
(561) 750-3000

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